Exhibit 99.1

BETTERWARE REPORTS SECOND QUARTER RESULTS:

NET SALES INCREASED 82.1% AND EBITDA INCREASED 94.3%

Guadalajara, Jalisco, Mexico, July 30, 2020. - Betterware de Mexico S.A.P.I. de C.V. (“Betterware” or the “Company”), announced today its consolidated financial results for the second quarter 2020. The figures presented in this report are expressed in nominal Mexican Pesos (Ps.) unless otherwise noted, are un-audited, prepared in accordance with IFRS and may include minor differences due to rounding.

Message from the Executive Chairman

I am glad to announce Betterware second quarter financial results and operating highlights. We achieved extraordinary results in the middle of challenging times due to the COVID-19 pandemic. Our sales increased principally due to the solid distribution network comprised of almost 42,000 distributors and more than 740,000 associates, and as a result of the adjustments we made on our commercial strategy for the rest of 2020, in addition, to the inherent benefits from the deployment of cutting-edge technologies which allowed our distribution network to operate virtually from home.

In order to continue strengthening our logistics and commercial outreach, our next steps include the opening of our new distribution center during the fourth quarter of 2020, which will utilize new technologies and automation to improve our operating efficiencies.

Luis G. Campos

Executive Chairman of the Board

Message from the CEO

The results obtained during Q2 2020 were the outcome of the growth in distributors (+63% vs Q1 2020 and +108% vs Q2 2019) and associates (+55% vs Q1 2020 and +94% vs Q2 2019), which propelled the Company’s net sales to reach Ps. 1,436 million in Q2 2020, representing an increase of 82.1% compared to the same period of the previous year.

Even though our results in Q2 2020 were adversely affected due to the Mexican Peso devaluation against the US Dollar which impacted our expected gross margin for the quarter, our EBITDA increased 94.3% vs Q2 2019 as a result of an increase in sales and operating leverage of fixed expenses reaching an EBITDA margin of 27.2%, higher in 1.7 pp than the EBITDA margin achieved in Q2 2019.

Regarding our financial position, as of June 30, 2020, our Net Debt to EBITDA ratio decreased substantially to stand at -0.1x; while a strong generation of cash led to a 59.7% increase in the Adjusted Levered Free Cash Flow, thus boosting our liquidity.

Andres Campos

CEO & Board Member

COVID-19

As a result of the outbreak of the Coronavirus (COVID-19) classified as a pandemic by the World Health Organization since March 11, 2020; sanitary measures have been taken in Mexico to limit the spread of this virus. These measures include among others, the closure of educational centers (schools and universities), commercial establishments and non-essential businesses. Given that Betterware is an essential business selling products of sanitation, cleaning solutions and organization products, the Company was able to continue normal operations throughout the second quarter. The Company reviewed its commercial strategy for 2020 considering this new environment hence, Betterware was able to achieve outstanding results, reaching more homes than ever, substantially increasing the number of distributors and associates, and proving the effectiveness of our business model by the unique technological platform the Company has developed over the last five years.

Net revenues

Net revenues increased 82.1% from Ps. 788M in 2Q19 to Ps. 1,436M in 2Q20. This increase is related to the increase in distributors (+108%) and associates (+94%), which lead to an increase in volume from 13.6M units in 2Q19 to 25.4M units in 2Q20.

The increase on sales was driven mainly by two specific situations: the first one being related to the adjustments made on our commercial strategies, and the second one the technology tools we have been developing in the last five years which allowed our distribution network to operate from home.

Net revenues during the first six months of 2020 increased 55.5% from Ps. 1,536M in 1S19 to Ps. 2,388M in 1S20. This growth is related to the increase in distributors (+63%) and associates (+55%) which lead to an increase in volume from 26.8M units in 1S19 to 42.0M units in 1S20.

Gross margin

Gross margin decreased from 57.5% in 2Q19 to 51.6% in 2Q20, this due to a couple of factors, firstly the depreciation of the Mexican peso compared to the U.S. dollar, this impacted our dollarized product costs (~90%) and as part of our commercial strategies there was an increase in promotional products in our catalogue which have a lower margin.

Gross margin during the 1S20 decreased from 58.4% in 1S19 to 53.4%, mainly due to the depreciation of the Mexican peso compared to the U.S. dollar which impacted inventory costs.

EBITDA

Betterware’s EBITDA increased 94.3% to stand at Ps. 391M and EBITDA margin increased 1.7 pp to 27.2%.

In the first six months of 2020 EBITDA increased by 55.8%, and the EBITDA margin was 26.4%.

Betterware’s LTM EBITDA reached Ps. 1,032M and EBITDA Margin is 26.2%, despite the global economic downturn.

Net Income

The Company’s Net income increased by 132.9% during the 2Q20 compared to the 2Q19, to stand at Ps. 268M.

Earnings per share have been increasing substantially from Ps. 15.6 in 2019, Ps. 16.5 as of the 1Q20 and now standing at Ps. 19.9 with a LTM 2Q20 Net Income of Ps. 651M.

Significant changes within the Balance Sheet

The Company’s financial position remained strong during the second quarter, reducing its leverage, and increasing liquidity due to the outstanding operating results during the quarter and first six months of 2020.

Betterware pre-paid one of its long term loans for Ps. 495M during the first half of 2020. As it was paid in advance, Betterware had to pay Ps. 39.6M of commissions which are included within the interest expense line on the consolidated statements of profit or loss. Also, Betterware has a loan balance of Ps. 400M with Banamex which is used for the construction of the New Distribution Center (Campus Betterware). The construction in progress of Campus Betterware is reflected within property, plant and equipment balance and it is expected to be completed during the last quarter of 2020.

Our Growth Expectations for 2020

Betterware has a clear and executable growth plan, which includes organic and inorganic initiatives that are constantly being evaluated. Despite the outstanding results of 2Q20 and the resiliency we have observed of our business model even in the most adverse scenarios we would like to remain conservative raising our EBITDA projection for 2020 from Ps. 1,045M to Ps. 1,450M and our EBITDA margin from 26.7% to 28.3%.

Due to the aforementioned our cash generation has increased substantially and our investing needs remain low despite the growth, and therefore.

The Board of Directors has proposed to pay a Ps. 330M dividend to shareholders for the 2Q 2020 earnings, representing a Ps. 9.58 dividend per share, representing an estimated 17.9% annualized dividend yield. This is subject to approval on the next Ordinary General Shareholders’ Meeting to be held on August 17, 2020.

Betterware de Mexico, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of June 30, 2020, and December 31, 2019

(In Thousands of Mexican Pesos)

	June 2020	Dec 2019
Assets
Cash and cash equivalents	520,805	213,697
Trade accounts receivable, net	515,299	247,087
Accounts receivable from related parties	1,110	610
Inventories	520,214	345,554
Prepaid expenses	39,623	53,184
Other assets	66,823	20,574
Derivative financial instruments	84,002	-
Total current assets	1,747,876	880,706
Property, plant and equipment, net	380,782	207,350
Right of use assets, net	15,467	23,811
Deferred income tax	6,020	5,082
Intangible assets, net	309,055	310,965
Goodwill	348,441	348,441
Other assets	3,721	13,371
Total non-current assets	1,063,486	909,020
Total assets	2,811,362	1,789,726

Liabilities and Stockholders’ Equity
Borrowings	73,333	148,070
Accounts payable to suppliers	1,220,456	529,348
Accrued expenses	128,875	54,456
Provisions	101,608	46,689
Income tax payable	52,545	34,709
Value added tax payable	57,743	30,299
Statutory employee profit sharing	4,187	5,006
Lease liability	10,912	14,226
Derivative financial instruments	64,010	15,555
Total current liabilities	1,713,669	878,358
Employee benefits	1,161	1,630
Derivative financial instruments	32,775	16,754
Deferred income tax	81,315	78,501
Lease liability	5,125	10,358
Borrowings	350,189	529,643
Total non-current liabilities	470,565	636,886
Total liabilities	2,184,234	1,515,244

Stockholders’ Equity
Capital stock	164,731	55,985
Retained earnings	461,229	218,376
Other comprehensive income	168	121
Total Stockholders’ Equity	627,128	274,482
Total Liabilities and Stockholders’ Equity	2,811,362	1,789,726

Betterware de Mexico, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended June 30, 2020 and 2019

(In Thousands of Mexican Pesos)

	Q2 2020	Q2 2019	∆%
Net revenue	1,435,718	788,447	82.1%
Cost of sales	694,503	334,747	107.5%
Gross profit	741,215	453,700	63.4%

Administrative expenses	103,558	88,909	16.5%
Selling expenses	182,685	136,677	33.7%
Distribution expenses	75,043	35,953	108.7%
Total expenses	361,316	261,539	38.1%
Operating income	379,899	192,161	97.7%

Interest expense*	(30,428)	(22,400)	35.8%
Interest income	2,777	2,121	30.9%
Unrealized gain in valuation of financial derivative instruments	6,572	32	20,437.5%
Foreign exchange gain (loss), net	31,760	(4,314)	-836.2%
Financing cost, net	10,681	(24,561)	-143.5%

Income before income taxes	390,580	167,600	133.0%
Income taxes	122,235	52,371	133.4%
Net income	268,345	115,229	132.9%

*	Interest expense in 2Q 2020 include a prepayment commission of Ps. 18,900 for the early amortization of an outstanding loan

EBITDA breakdown (Ps. 390.5 million)
Concept	Q2 2020	Q2 2019	∆%
Net income	268,345	115,229	132.9%
(+) Income taxes	122,235	52,371	133.4%
(+) Financing cost, net	(10,681)	24,561	-143.5%
(+) Depreciation and amortization	10,605	8,827	20.1%
EBITDA	390,504	200,988	94.3%
EBITDA margin	27.2%	25.5%	1.7	pp

Betterware de Mexico, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the six-months ended June 30, 2020 and 2019

(In Thousands of Mexican Pesos)

	1S20	1S19	∆%
Net revenue	2,388,403	1,535,622	55.5%
Cost of sales	1,112,572	638,648	74.2%
Gross profit	1,275,831	896,974	42.2%

Administrative expenses	231,651	169,856	36.4%
Selling expenses	317,780	272,930	16.4%
Distribution expenses	114,795	67,333	70.5%
Total expenses	664,226	510,119	30.2%
Operating income	611,605	386,855	58.1%

Interest expense*	(72,371)	(44,730)	61.8%
Interest income	5,487	3,831	43.2%
Unrealized gain in valuation of financial derivative instruments	75,336	880	8,460.9%
Foreign exchange loss, net	(18,599)	(5,913)	214.5%
Financing cost, net	(10,147)	(45,932)	-77.9%

Income before income taxes	601,458	340,923	76.4%

Income taxes	187,605	106,057	76.9%

Net income	413,853	234,866	76.2%

*	Interest expense in 1S 2020 include a prepayment commission of Ps. 39,645 for the early amortization of an outstanding loan

EBITDA breakdown (Ps. 631.2 million)
Concept	1S20	1S19	∆%
Net income	413,853	234,866	76.2%
(+) Income taxes	187,605	106,057	76.9%
(+) Financing cost, net	10,147	45,932	-77.9%
(+) Depreciation and amortization	19,575	18,276	7.1%
EBITDA	631,180	405,131	55.8%
EBITDA margin	26.4%	26.4%	-

Betterware de Mexico, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the six-months ended June 30, 2020 and 2019

(In Thousands of Mexican Pesos)

	June 2020	June 2019
Cash flows from operating activities:
Net income for the period	413,853	234,866

Adjustments for:
Income tax expense	187,605	106,057
Depreciation and amortization of non-current assets and right of use assets	19,575	18,276
Interest income recognized in profit or loss	(5,487)	(3,831)
Interest expense recognized in profit or loss	72,371	44,730
Gain of property, plant, equipment sale	-	2,349
Unrealized gain in valuation of financial derivative instruments	(75,336)	(880)

Movements in working capital:
Trade accounts receivable	(268,212)	(97,570)
Accounts receivable from related parties	(500)	(604)
Inventory	(174,660)	(49,426)
Prepaid expenses and other assets	(22,002)	(22,596)
Accounts payable to suppliers and accrued expenses	764,589	25,031
Provisions	54,919	12,673
Value added tax payable	27,444	17,072
Statutory employee profit sharing	(819)	(268)
Income taxes paid	(166,955)	(115,499)
Employee benefits	(469)	(280)
Net cash provided by operating activities	825,716	170,100

Cash flows from investing activities:
Payments for property, plant and equipment	(191,250)	(79,845)
Disposal of property, plant and equipment	7,661	-
Interest received	5,487	-
Net cash used in investing activities	(178,102)	(79,845)

Cash flows from financing activities:
Repayment of borrowings	(860,000)	(90,980)
Proceeds from borrowings	1,106,806	155,743
Interest paid	(79,756)	(41,954)
Lease payment	(8,547)	-
Restricted Cash	-	(572)
Dividends and Capital stock increase, net	(5,397)	(192,955)
Net cash used in financing activities	(340,506)	(170,718)
Net increase (decrease) in cash and cash equivalents	307,108	(80,463)
Cash and cash equivalents at the beginning of the period	213,697	177,383
Cash and cash equivalents at the end of the period	520,805	96,920

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document, as past results in no way offer any guarantee of future performance. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections.

Q2 2020 Conference Call

Management will hold a conference call with investors on August 4th, 2020 at 9am Central Standard Time (CST)/10am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13707625